Filed by Frazier Lifesciences Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: NewAmsterdam Pharma Company B.V.

Commission File No. 001-39765

The following press release was issued by NewAmsterdam Pharma on July 28, 2022:

NewAmsterdam Pharma Doses First Patient in Phase 3 BROOKLYN Clinical Trial Evaluating Obicetrapib in Patients with Heterozygous Familial Hypercholesterolemia

— BROOKLYN evaluates obicetrapib as an adjunct to diet and maximally tolerated lipid lowering therapy in patients requiring additional lowering of low-density lipoprotein cholesterol (LDL-C) —

— Company expects to report initial data in 2024 —

— With BROOKLYN underway, both pivotal trials designed to support a potential LDL-lowering approval for obicetrapib are now enrolling, in parallel with the PREVAIL cardiovascular outcomes trial to support a potential cardiovascular risk reduction approval —

Naarden, the Netherlands and Miami, USA; July 28, 2022 – NewAmsterdam Pharma (NewAmsterdam), a clinical-stage company focused on the research and development of transformative oral therapies for metabolic diseases, today announced the initiation of BROOKLYN, a pivotal Phase 3 clinical trial of obicetrapib in adult patients with a history of heterozygous familial hypercholesterolemia (HeFH), whose LDL-C is not adequately controlled despite being on maximally tolerated lipid-modifying therapies. Obicetrapib is NewAmsterdam’s next-generation oral, low-dose and once-daily cholesteryl ester transfer protein (CETP) inhibitor, initially in development for patients at high risk for cardiovascular disease as an adjunct to maximally tolerated statin therapy, both as a monotherapy and in a fixed-dose combination with ezetimibe.

“One in 311 individuals globally are effected by genetically elevated cholesterol levels from birth, and the average age of diagnosis is approximately 44 years globally, reflecting decades of high cholesterol and resulting damage to the blood vessels. Current standards of treatment were observed to result in fewer than three percent of patients reaching recommended cholesterol goals. Thus today is a landmark in that it signals hope for millions around the world with a high unmet need,” said Kausik Ray, M.D., M.Phil, Professor of Public Health and Primary Care at Imperial College London, Honorary Consultant Cardiologist at the Imperial College NHS Trust and the lead for the Familial Hypercholesterolemia (FH) Studies Collaboration studying FH in over 70 countries.

The primary objective of the placebo-controlled, double-blind, randomized BROOKLYN trial is to evaluate the effect of obicetrapib on LDL-C levels. Secondary objectives include evaluating the effect of obicetrapib on fasting lipoprotein (a), apolipoprotein B (ApoB), and non-high-density lipoprotein cholesterol (non-HDL-C). The trial will also evaluate the safety and tolerability profile of obicetrapib.

Approximately 300 patients on maximally tolerated lipid-modifying therapies with a history of HeFH, an inherited genetic disorder that causes dangerously high cholesterol levels, and who have a baseline LDL-C of at least 70 mg/dL will be randomized to placebo or 10 mg obicetrapib dosed as a once daily oral treatment for a 52-week treatment period.

“The initiation of the Phase 3 BROOKLYN trial represents a significant milestone for NewAmsterdam. With this study underway, we are now enrolling patients in each of our three Phase 3 pivotal trials – BROADWAY, BROOKLYN and PREVAIL,” said Michael Davidson, M.D., chief executive officer at NewAmsterdam Pharma. “With compelling data from our Phase 2b ROSE trial showing robust LDL-lowering activity and tolerability in patients who are not achieving their LDL goals despite treatment with maximally tolerated statin therapy, we believe obicetrapib has the potential to change the treatment paradigm for patients at risk for cardiometabolic disease. We look forward to continuing to progress obicetrapib through late-stage development, as we work to deliver our convenient, cost-effective medicine to the millions of people living with dyslipidemia.”

In addition to the BROOKLYN trial, NewAmsterdam Pharma is currently evaluating obicetrapib in two Phase 3 trials, BROADWAY (LDL-lowering capability in patients with established atherosclerotic cardiovascular disease or HeFH with LDL-C ≥ 70 mg/dL) and PREVAIL (CVOT in patients on maximum tolerated lipid-modifying with atherosclerotic cardiovascular disease with LDL-C ≥ 70 mg/dL), and a Phase 2b trial, ROSE2, which is examining obicetrapib as a fixed-dose combination therapy with obicetrapib 10 mg and ezetimibe 10 mg in patients on high-intensity statin therapy with LDL-C ≥ 70 mg/dL.

About NewAmsterdam Pharma

NewAmsterdam Pharma Company Holding B.V. (“NewAmsterdam Pharma”) is a private clinical-stage biopharmaceutical company whose mission is to improve patient care in populations with metabolic diseases where traditional therapies have not been sufficiently successful or well-tolerated. NewAmsterdam Pharma is investigating obicetrapib, a next-generation oral, low-dose and once-daily CETP inhibitor, as the preferred LDL-C-lowering therapy for high-risk cardiovascular disease (“CVD”) patients. Results from NewAmsterdam Pharma’s ROSE Phase 2b trial (presented at AHA Scientific Sessions in 2021) included observations that patients receiving obicetrapib 10mg experienced reduced LDL-C by 51% versus baseline in patients on statin therapy (vs. a 7% reduction in the placebo arm). Based in the Netherlands, NewAmsterdam Pharma was founded in 2019 by the venture capital firm Forbion and John Kastelein, Chief Scientific Officer of NewAmsterdam Pharma, and closed a $196 million (€160 million) Series A financing in January 2021 led by Forbion, Morningside Ventures and Ascendant BioCapital. In June 2022, NewAmsterdam Pharma entered into an exclusive licensing agreement with the Menarini Group for the commercialization of obicetrapib in Europe, while retaining all rights to commercialize obicetrapib, if approved, in the rest of the world, as well as rights to develop certain forms of obicetrapib for other diseases such as Alzheimer’s disease. For more information, please visit: www.newamsterdampharma.com.

About Frazier Lifesciences Acquisition Corporation

Frazier Life Sciences Acquisition Corporation (“FLAC”) is blank check company incorporated as a Cayman Islands exempted company in October 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. FLAC was formed to leverage the extensive experience and track record of its management team with the goal of financing a company that can both develop transformative therapies for patients in need and deliver significant returns to its investors. For more information, please visit: www.frazierlifesciencesacquisition.com.

About Frazier Healthcare Partners

Founded in 1991, Frazier Healthcare Partners is a leading provider of private equity capital to healthcare companies. With more than $8.1 billion total capital raised, Frazier has invested in more than 200 companies with transaction types ranging from buyouts of profitable healthcare companies to venture capital and company creation. Frazier has a philosophy of partnering with strong management teams while leveraging its internal operating resources and network to build exceptional companies. Frazier has offices in Seattle, Washington, and Menlo Park, California, and invests broadly across the U.S., Canada and Europe. For more information, please visit: www.frazierhealthcare.com.

Important Information About the Merger and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form F-4 to be filed with the SEC by a newly formed holding company, NewAmsterdam Pharma Company B.V. (“Holdco”), that will include a prospectus with respect to the Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FLAC to vote on the business combination. FLAC, NewAmsterdam Pharma and Holdco urge its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about FLAC, NewAmsterdam Pharma, Holdco and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FLAC as of a record date to be established for voting on the proposed business combination. Once available, shareholders of FLAC will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

FLAC, Holdco, NewAmsterdam Pharma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FLAC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of FLAC is set forth in FLAC’s annual report on Form 10-K filed with the SEC on March 25, 2022 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FLAC’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

Certain statements included in this document that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity; expectations and timing related to the success, cost and timing of product development activities, including timing of initiation, completion and data readouts for clinical trials and the potential approval of NewAmsterdam Pharma’s product candidate; the size and growth potential of the markets for NewAmsterdam Pharma’s product candidate; the therapeutic and curative potential of NewAmsterdam Pharma’s product candidate; financing and other business milestones; potential benefits of the proposed transactions; and expectations relating to the proposed transactions, including the proceeds of the business combination and NewAmsterdam Pharma’s expected cash runway. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of NewAmsterdam Pharma’s, Holdco’s and FLAC’s management and are not predictions of actual performance. These forward looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of NewAmsterdam Pharma, Holdco and FLAC. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely enter into definitive agreements with respect to the proposed transactions or consummate the proposed transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions (such as any SEC statements or enforcements or other actions relating to special purpose acquisition companies) that could adversely affect NewAmsterdam Pharma or the expected benefits of the proposed transactions, or the risk that the approval of the shareholders of FLAC, Holdco or NewAmsterdam Pharma is not obtained; failure to realize the anticipated benefits of the proposed transactions; matters discovered by FLAC, Holdco or NewAmsterdam Pharma as they complete their respective due diligence investigations of each other; risks relating to the uncertainty of the projected financial information with respect to NewAmsterdam Pharma and Holdco; risks related to the approval of NewAmsterdam Pharma’s product candidate and the timing of expected regulatory and business milestones; ability to negotiate definitive contractual arrangements with potential customers; the impact of competitive product candidates; ability to obtain sufficient supply of materials; the impact of COVID-19; global economic and political conditions, including the Russia-Ukraine conflict; the effects of competition on NewAmsterdam Pharma’s future business; the amount of redemption requests made by FLAC’s public shareholders; and those factors discussed in documents FLAC has filed or will file with the SEC, including the other risks and uncertainties described in the “Risk Factors” section of FLAC’s registration statement on Form S-1, as amended (File No. 333-250858), the registration statement to be filed on Form F-4 in connection with the proposed transactions and other documents filed from time to time. Additional risks related to NewAmsterdam Pharma’s business include, but are not limited to: uncertainty regarding outcomes of NewAmsterdam Pharma’s ongoing clinical trials, particularly as they relate to regulatory review and potential approval for its product candidate; risks associated with NewAmsterdam Pharma’s efforts to commercialize a product candidate; NewAmsterdam Pharma’s ability to negotiate and enter into definitive agreements on favorable terms, if at all; the impact of competing product candidates on NewAmsterdam Pharma’s business; intellectual property related claims; NewAmsterdam Pharma’s ability to attract and retain qualified personnel; ability to continue to source the raw materials for its product candidate. If any of these risks materialize or FLAC’s, Holdco’s or NewAmsterdam Pharma’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FLAC, Holdco nor NewAmsterdam Pharma presently know or that FLAC, Holdco and NewAmsterdam Pharma currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect FLAC’s, Holdco’s and NewAmsterdam Pharma’s expectations, plans, or forecasts of future events and views as of the date of this document and are qualified in their entirety by reference to the cautionary statements herein. FLAC, Holdco and NewAmsterdam Pharma anticipate that subsequent events and developments will cause FLAC’s, Holdco’s and NewAmsterdam Pharma’s assessments to change. These forward-looking statements should not be relied upon as representing FLAC’s, Holdco’s and NewAmsterdam Pharma’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither FLAC, Holdco, NewAmsterdam Pharma nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.